UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

(Amendment No. __)*

Irvine Sensors Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

463664-50-8
(CUSIP Number)

COPY TO:

Chester White
The Griffin Fund LP
447 Battery Street, Suite 230
San Francisco, CA 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 463664-50-8

1.		NAME OF REPORTING PERSON: The Griffin Fund LP S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-4491599

2.		(a) ☐ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (b) ☒

3.		SEC USE ONLY

4.		SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware limited partnership

NUMBER OF	7.	SOLE VOTING POWER
SHARES		-0-
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		14,141,561
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		14,141,561

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,141,561

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.83%

14.		TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 11 Pages

SCHEDULE 13D

CUSIP No. 463664-50-8

1.		NAME OF REPORTING PERSON: Griffin Partners , LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-2420829

2.		(a) ☐ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (b) ☒

3.		SEC USE ONLY

4.		SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware limited liability company

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		14,141,561
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		14,141,561

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,141,561

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.83%

14.		TYPE OF REPORTING PERSON* OO – Other

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 11 Pages

SCHEDULE 13D

CUSIP No. 463664-50-8

1.		NAME OF REPORTING PERSON: Chester White

2.		(a) ☐ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (b) ☒

3.		SEC USE ONLY

4.		SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION A United States citizen

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		14,141,561
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		14,141,561

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,141,561

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.83%

14.		TYPE OF REPORTING PERSON* IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 4 of 11 Pages

SCHEDULE 13D

Item 1.  Security and Issuer.

This statement relates to the shares of common stock, $0.01 par value (the “Common Stock”), of Irvine Sensors Corporation (the “Company”), which has its principal executive offices at 3001 Red Hill Avenue, Building 4, Suite 108, Costa Mesa, California 92626-4526.

Item 2.  Identity and Background.

This statement is filed on behalf of (1) The Griffin Fund LP. (“Griffin”), a Delaware limited partnership; (2) Griffin Partners LLC, a Delaware limited liability company; and (3) Chester White , a United States citizen.  Each of the parties listed in the immediately preceding sentence is referred to herein individually as a “Filer” or a “Reporting Person” and collectively as the “Filers” or the “Reporting Persons.”

Chester White is the managing member of Griffin Partners LLC, which is the general partner of The Griffin Fund LP.  The principal business of The Griffin Fund LP is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of Griffin Partners LLC is to act as general partner of The Griffin Fund. The principal business address of each of the Filers is 447 Battery Street, Suite 230, San Francisco, CA 94111.

None of Filers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  None of the Filers has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

As of January 3, 2011, the Filers have accumulated 14,141,561 shares of Common Stock, representing 14.83% of the outstanding shares.  All of these shares are held by the Filers were acquired with working capital set aside for the general purpose of investing.

Item 4.  Purpose of Transaction.

The Filers acquired the Common Stock of the Company for general investment purposes.

Except as otherwise set forth below, none of the Filers has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Filers may take such actions with respect to their investment in the Issuer as they deem appropriate, including without limitation: (i)  purchasing additional shares of Common Stock in the open market or otherwise, or (ii) participate in discussions with potential purchasers of their shares of Common Stock, sell some or all of their shares of Common Stock in the open market or through privately negotiated transactions, or change their intention with respect to any and all of the matters referred to above.

Pursuant to the Purchase Agreement and the Voting Agreement (as defined in Item 6), Griffin will be entitled to designate two individuals for nomination to the Company’s Board of Directors and the other parties to the Purchase Agreement and the Voting Agreement agree to vote for such individuals.

The Filers reserve their rights to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment.  The Filers further reserve the right to increase, decrease or eliminate their investment in the Company or take any other action relative thereto.

Page 5 of 11 Pages

Item 5.  Interest in Securities of the Issuer.

The percentages used in this Schedule 13D are based upon 95,322,594 issued and outstanding shares of Common Stock as of December 23, 2010 following the transactions described in Item 6.

(a)          As of January 3, 2011, the Filers are deemed to be the beneficial owners of 14,141,561 shares of Common Stock or 14.83% of the outstanding shares.

(b)          The Filers have shared power to vote and shared power to dispose of such shares to which this Statement relates.

(c)          During the past sixty (60) days, the Filers have acquired the shares of Common Stock of the Company set forth on Exhibit B hereto.  The transaction date, number of shares bought, price per share and type of transaction for each purchase during that period are set forth on Exhibit B hereto.

(d)          Not applicable.

(e)          Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

On December 23, 2010, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Griffin and Costa Brava Partnership III L.P. (“Costa Brava”) , pursuant to which the Company issued and sold to Griffin and Costa Brava, in an initial closing on December 23, 2010, 12% Subordinated Secured Convertible Notes due December 23, 2015 (the “Notes”) in the aggregate principal amount of $7,774,800 and an aggregate of 51,788,571 shares of Common Stock of the Company for $3,625,199.90, or $0.07 per share, and agreed to issue and sell in a subsequent closing not later than April 30, 2011 (subject to the amendment of the Company’s Certificate of Incorporation to increase the Company’s authorized Common Stock and provided that there has not been a material adverse change in the Company’s relationship with Optics 1, Inc.), additional 12% Subordinated Secured Convertible Notes (the “Milestone Notes”) to Costa Brava and Griffin for an aggregate purchase price of $1.2 million (collectively, the “Financing”). The Notes and the Milestone Notes will be secured by substantially all of the assets of the Company pursuant to a Security Agreement dated December 23, 2010 between the Company and Costa Brava as representative of the Note holders.

The Notes bear interest at a rate of 12% per annum, due and payable quarterly within 10 business days of the end of each calendar quarter, calculated on the simple interest basis of a 365-day year for the actual number of days elapsed. The principal and accrued but unpaid interest under the Notes is convertible at the option of the holder, any time after amendment of the Company’s Certificate of Incorporation to increase the Company’s authorized Common Stock, into shares of the Company’s Common Stock at an initial conversion price of $0.07 per share, subject to adjustment.

The Company also entered into a Stockholders Agreement on December 23, 2010 with Costa Brava and Griffin in connection with the Financing. Pursuant to the Stockholders Agreement, subject to existing rights held by other parties, Griffin and Costa Brava have the right to participate in certain future issuances of securities by the Company on a pro rata basis with their initial investment. Traditional bank financings and stock issued in connection with strategic partnerships and investments, qualified public offerings, employee or director equity incentive plans and other customary transactions are excluded from this right of participation. Pursuant to the Stockholders Agreement, Griffin and Costa Brava  also have customary demand and piggyback registration rights, and customary information and inspection rights. In connection with the Financing, the Company also agreed, among other things, to: (i) appoint to the Board three directors designated by Costa Brava and two directors designated by Griffin, and reimburse them for costs and expenses for attending board meetings; and (ii) hold a meeting of the Company’s stockholders, no later than April 30, 2011, to vote on a proposal to approve an amendment of the Company’s Certificate of Incorporation to increase the number of shares of authorized Common Stock of the Company from 150,000,000 shares to 500,000,000 shares.

Page 6 of 11 Pages

The information set forth above is qualified in its entirety by reference to the actual terms of the Purchase Agreement, Note, Security Agreement, Stockholders Agreement and Voting Agreement which are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit A – Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit B – Information Concerning the Filers’ transactions in the Common Stock of the Issuer in the last sixty (60) days.

Exhibit C — Securities Purchase Agreement dated December 23, 2010 between the Company and Costa Brava and Griffin.*

Exhibit D — Form of 12% Subordinated Secured Convertible Note issued by the Company to Costa Brava and Griffin on December 23, 2010.*

Exhibit E —  Security Agreement dated December 23, 2010 between the Company and Costa Brava as representative of the Note holders.*

Exhibit F —  Stockholders Agreement dated December 23, 2010 between the Company and Costa Brava and Griffin.*

Exhibit G —  Voting Agreement dated December 23, 2010 among the Company, the Irvine Sensors Corporation Cash or Deferred & Stock Bonus Plan, Costa Brava and Griffin.*

*	Incorporated by reference to Exhibits 10.1-10.5 of the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 29, 2010.

Page 7 of 11 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: January 3, 2011

THE GRIFFIN FUND LP

By: Griffin Partners, LLC,
its General Partner

By:	/s/ Chester White
Name: Chester White
Title: Managing Partner

CHESTER WHITE

By:	/s/ Chester White
Name: Chester White

GRIFFIN PARTNERS LLC

By:	/s/ Chester White
Name: Chester White
Title: Managing Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 8 of 11 Pages

EXHIBIT INDEX

Exhibit	Description

A	Agreement Regarding the Joint Filing of Schedule 13D.

B	Information Concerning the Filers’ transactions in the Common Stock of the Issuer in the last sixty (60) days.

C	Securities Purchase Agreement dated December 23, 2010 between the Company and Costa Brava and Griffin.*

D	Form of 12% Subordinated Secured Convertible Note issued by the Company to Costa Brava and Griffin on December 23, 2010.*

E	Security Agreement dated December 23, 2010 between the Company and Costa Brava as representative of the Note holders.*

F	Stockholders Agreement dated December 23, 2010 between the Company and Costa Brava and Griffin.*

G	Voting Agreement dated December 23, 2010 among the Company, the Irvine Sensors Corporation Cash or Deferred & Stock Bonus Plan, Costa Brava and Griffin.*

*	Incorporated by reference to Exhibits 10.1-10.5 of the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 29, 2010.

Page 9 of 11 Pages

EXHIBIT A

AGREEMENT REGARDING
THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)   Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)  Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: January 3, 2010

THE GRIFFIN FUND LP

By: Griffin Partners, LLC, its
General Partner

By:	/s/ Chester White
Name: Chester White
Title: Managing Partner

CHESTER WHITE

By:	/s/ Chester White
Name: Chester White

GRIFFIN PARTNERS LLC

By:	/s/ Chester White
Name: Chester White
Title: Managing Member

Page 10 of 11 Pages

EXHIBIT B

FILERS’ TRANSACTIONS IN THE LAST SIXTY (60) DAYS

Date of Transaction	Shares of Common Stock Acquired (Sold)	Price Per Share ($)	Type of Transaction
December 23, 2010	12,265,714	$0.07	Private Placement
December 23, 2010	1,319,502	$0.07	Conversion of 10% Unsecured Convertible Promissory Notes
December 23, 2010	556,345	$0.13	Private Placement

Page 11 of 11 Pages